NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
                                605 Third Avenue
                          New York, New York 10158-0180


March 1, 2001

Neuberger Berman Management Inc.
605 Third Avenue, 2nd Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:

         Regency Portfolio (the "Portfolio", and collectively, the "Portfolios") is a series of Neuberger Berman Advisers Management Trust, a Delaware business trust ("Trust").

         You hereby agree during the period from March 1, 2001 through April 30, 2002 ("Limitation Period"), to pay the Portfolio's operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses of the Portfolio) ("Operating Expenses") which exceed, in the aggregate, the rate of 1.50% per annum of the Portfolio's average daily net assets ("Expense Limitation").

         The Portfolio in turn agrees to reimburse you through December 31, 2005 ("Reimbursement Period"), out of assets belonging to that Portfolio for any Operating Expenses of the Portfolio in excess of the Expense Limitation paid or assumed by you during the Limitation Period, provided that you would not be entitled to reimbursement for any amount by which such reimbursement would cause Operating Expenses in respect of the Reimbursement Period to exceed the Expense Limitation, and provided further that no amount will be reimbursed by the Portfolio more than three years after the year in which it was incurred by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this agreement.

         You understand that you shall look only to the assets of the respective Portfolio for performance of this agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefor.

         This agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this agreement shall be in writing signed by the parties hereto.

         If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

                                 Very truly yours,



                                 NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST on behalf of the Regency Portfolio


                                 By:  ___________________________________

                                 Title:  __________________________________


The foregoing agreement is hereby
accepted as of March 1, 2001

NEUBERGER BERMAN MANAGEMENT INC.


By:  _______________________________

Title:  ______________________________